[Wachtell, Lipton, Rosen & Katz Letterhead]

March 28, 2018

VIA HAND DELIVERY AND EDGAR

Ms. Tiffany Piland Posil

Special Counsel

Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Hardinge Inc.
Schedule 13E-3
Filed March 5, 2018 by Hardinge Inc., Hardinge Merger Sub, Inc., Hardinge Holdings, LLC, Privet Capital Investments II, LP, Privet Fund LP, Privet Fund Management LLC and Mr. Ryan Levenson
File No. 005-20073

Preliminary Proxy Statement on Schedule 14A

Filed March 5, 2018

File No. 001-34639

Dear Ms. Posil:

On behalf of Hardinge Inc. (“Hardinge” or the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 23, 2018 (the “Comment Letter”) to (1) the Schedule 13E-3 (File No. 005-20073) filed by the Company, Hardinge Merger Sub, Inc., Hardinge Holdings, LLC, Privet Capital Investments II, LP, Privet Fund LP, Privet Fund Management LLC and Mr. Ryan Levenson (the “Schedule 13E-3”) and (2) the Preliminary Proxy Statement on Schedule 14A (File No. 001-34639) filed by the Company (the “Proxy Statement”), each filed with the Commission on March 5, 2018, we submit this letter containing the Company’s response to the Comment Letter.

For your convenience, the text of each comment from the Comment Letter is set forth below in bold, followed by the applicable response.  Capitalized terms not otherwise defined in this letter have the meanings given to them in the Proxy Statement.

In connection with this letter, the Company is filing an amendment to the Proxy Statement (“Amendment No. 1”) on the date hereof, and we will separately furnish to the Staff a copy of Amendment No. 1 marked to show the changes made to the Proxy Statement as filed on March 5, 2018.  In addition, the Company, Hardinge Merger Sub, Inc., Hardinge Holdings, LLC, Privet Capital Investments II, LP, Privet Fund LP, Privet Fund Management LLC and Mr. Ryan Levenson are also filing an amendment to the Schedule 13E-3 on the date hereof, and we will separately furnish to the Staff a copy of such amendment marked to show the changes made to the Schedule 13E-3 as filed on March 5, 2018.

Page numbers referenced in the responses refer to page numbers in Amendment No. 1, unless otherwise indicated.

Preliminary Proxy Statement on Schedule 14A

General

1.              We note that you have defined “the Board” as the board of directors of Hardinge with Messrs. Levenson and Rosenzweig recused. When referencing unanimous decisions by the Board, please clarify that Messrs. Levenson and Rosenzweig recused themselves from the decision-making process and indicate the reasons for the recusal. Refer to Item 1014(a) of Regulation M-A.

Response:

In response to the Staff’s comment, Hardinge has revised the disclosure in the cover letter and on pages 1, 2, 16, 25, 26, 32, 34, 56 and 93-95 in Amendment No. 1.

Summary Term Sheet, page 1

2.              Please clearly disclose how Mr. Levenson controls the Parent Group.

Response:

In response to the Staff’s comment, Hardinge has revised the disclosure on page 1 in Amendment No. 1.

Reasons for the Merger; Recommendation of the Board; Fairness of the Merger, page 26

3.              Disclosure indicates that appraisal rights do not apply with respect to the Merger.  Please briefly outline any other rights that may be available to security holders under the law.  See Item 1004(d) of Regulation M-A.

Response:

In response to the Staff’s comment, Hardinge has revised the disclosure on page 63 in Amendment No. 1.

Opinion of BMO Capital Markets Corp., page 35

4.              Please revise to disclose how “Specified Persons” differs from the “Privet Filing Parties.”

Response:

In response to the Staff’s comment, Hardinge has revised the disclosure on page 2 in Amendment No. 1.  We supplementally advise the Staff that although different terminology is used because the term “Specified Persons” was defined for purposes of the opinion of BMO Capital Markets Corp. before the “Privet Filing Parties” were determined for purposes of Rule 13e-3 and the filing of the Schedule 13E-3, we have been advised by Privet that each of the Specified Persons is a Privet Filing Party.

5.              Please disclose if any companies or transactions meeting the selection criteria were excluded from the Selected Publicly Traded Companies or Selected Precedent Transactions analyses and, if so, please state the reasons for making such exclusions.

Response:

In response to the Staff’s comment, BMO Capital Markets Corp. has advised us that no companies or transactions meeting the selection criteria were excluded from the analyses.

Certain Effects of the Merger for Parent, page 44

6.              Please also disclose the effect of the Rule 13e-3 transaction on Mr. Levenson’s interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages.  See Instruction 3 to Item 1013 of Regulation M-A.

Response:

In response to the Staff’s comment, Hardinge has revised the disclosure on page 45 in Amendment No. 1.

The Debt Commitment Letter, page 83

7.              Please disclose the material terms of the loan facility contemplated by the Debt Commitment Letter, including the stated and effective interest rates.  See Item 1007(d)(1) of Regulation M-A.

Response:

In response to the Staff’s comment, Hardinge has revised the disclosure on page 83 in Amendment No. 1.

Selected Historical Consolidated Financial Data, page 99

8.              Please update your disclosure to provide audited financial statements for the fiscal year ended December 31, 2017, as well as updated ratio of earnings to fixed charges and book value per share.

Response:

In response to the Staff’s comment, Hardinge has revised the disclosure on pages 45, 86, 100-101 and 109 in Amendment No. 1.

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If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1333 or by email at TSNorwitz@wlrk.com.

Sincerely,

/s/ Trevor S. Norwitz
Trevor S. Norwitz

cc	Douglas J. Malone (Hardinge Inc.)
Rick Miller (Bryan Cave)
Ryan Levenson (Privet)